

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 1, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 21, 2025, The Nasdaq Stock Market (the "Exchange") received from Alphabet Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

2.375% Senior Notes due 2028

2.875% Senior Notes due 2031

3.125% Senior Notes due 2034

3.500% Senior Notes due 2038

4.000% Senior Notes due 2044

4.375% Senior Notes due 2064

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi